United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

SYSCO CORPORATION

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

Dear fellow Sysco shareholders,

The Accountability Board, Inc. (TAB) is proud to include Sysco in our investment portfolio.

As described at AccountabilityBoard.org, we use the Global Voting Principles of Institutional Shareholder Services (ISS) as our guidepost when evaluating and engaging the companies in our investment portfolio. These principles are centered on the four key tenets of accountability, stewardship, independence, and transparency.

We’ve analyzed Sysco’s latest proxy and will be voting FOR the election of each director.

We believe the current leadership structure (with an independent director serving as Chairman) best serves shareholders. And we view it as particularly favorable that all but one director is independent.

We’ll also be voting FOR the three stockholder proposals (items 4 – 6 on the proxy).

We agree with ISS that “Companies should provide sufficient and timely information that enables shareholders to understand key issues, make informed vote decisions, and effectively engage with companies on substantive matters that impact shareholders’ long-term interests in the company” and believe the three proposals (regarding civil rights, supply chain risks, and plastic packaging) work toward that end.

For these reasons, among others, The Accountability Board will be supporting the election of each director as well as Proposals 4, 5, and 6.

Thank you.

Note: We are not asking for and cannot accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.